UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

AIRMEDIA GROUP INC.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Chief Financial Officer

Date: November 7, 2008

Exhibit 99.1

AirMedia Reports Unaudited Third Quarter 2008 Financial Results

217% Year-over-year Total Revenue Growth

Raising Full Year Guidance

Beijing, China – November 6, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), operator of the largest digital media network in China dedicated to air travel advertising, today announced its unaudited financial results for the third quarter ended September 30, 2008.

Financial Highlights

•	Total revenues increased 217.3% year-over-year and 13.2% quarter-over-quarter to US$33.7 million, beating the high end of company guidance by US$0.7 million;

•	Net income increased 1.8% quarter-over-quarter to US$7.5 million. Both basic and diluted income per ADS were US$0.11;

•

Adjusted net income (non-GAAP), which is net income excluding share-based compensation expenses and amortization of acquired intangible assets, increased 183.1% year-over-year and 4.4% quarter-over-quarter to US$8.9 million. Both adjusted basic and diluted net income per ADS (non-GAAP) were US$0.13.

“We are very pleased with our solid third quarter performance despite the challenges imposed by the Beijing Olympic Games,” commented Herman Guo, Chairman and Chief Executive Officer of AirMedia. “As expected, the Beijing Capital International Airport, our largest revenue contributing airport, was subject to a temporary sales restriction which meant we could only sell to Olympic sponsors from July 11th to September 18th. Despite this, we saw significant growth in airports outside of Beijing of digital TV screens as well as digital frames, a business line we just expanded to 15 new airports during the second quarter. We also saw significant growth of digital TV screens on airplanes.”

Mr. Guo continued, “During the quarter, we acquired a billboard advertising business on gate bridges in ten airports and signed a partnership contract with Wenzhou Yongqiang Airport, marking our collaboration with all of the top 30 airports in China. As advertisers look towards more robust and flexible media platforms, especially given uncertainties during the economic slowdown, we believe AirMedia’s strong balance sheet, industry leadership and operational expertise will position us to take advantage of further opportunities to consolidate China’s highly fragmented traditional media market in air travel advertising sector.”

Conor Yang, AirMedia’s Chief Financial Officer added, “Our solid performance during a difficult quarter demonstrates the increasing popularity of our product offering and AirMedia’s strong growth potential. We expect further solid growth in revenues as we continue to execute our growth strategy. We believe our industry leadership, growth momentum and strong cash position will allow us to further strengthen our market leadership even in a difficult economic environment.”

Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentage):

	Quarter Ended September 30, 2008	% of Total Revenues	Quarter Ended June 30, 2008	% of Total Revenues	Quarter Ended September 30, 2007	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Digital TV screens in airports	13,079	38.8%	13,143	44.1%	6,953	65.4%	88.1%	-0.5%
Digital TV screens on airplanes	6,586	19.5%	4,636	15.6%	2,550	24.0%	158.3%	42.1%
Digital frames in airports	10,114	30.0%	10,960	36.8%	—	—	N/A	-7.7%
Billboards on gate bridges in airports	1,910	5.7%	—	—	—	—	N/A	N/A
Other displays	2,019	6.0%	1,035	3.5%	1,122	10.6%	79.9%	95.1%

Total revenues	33,708	100.0%	29,774	100.0%	10,625	100.0%	217.3%	13.2%

Net revenues	32,335		28,489		10,137		219.0%	13.5%

Total revenues for the third quarter of 2008 reached US$33.7 million, representing a year-over-year increase of 217.3% from US$10.6 million and a quarter-over-quarter increase of 13.2% from US$29.8 million. The year-over-year increase was due to the increases of revenues from all of the product lines. The quarter-over-quarter increase was due to the increases of revenues from Digital TV screens on airplanes, billboards on gate bridges in airports and other displays.

All media in Beijing Capital International Airport, AirMedia’s largest revenue contribution airport, were restricted to be sold only to Olympic Sponsors from July 11th to September 18th. Due to the impact of this (or the “Olympic Impact”), the revenues from digital TV screens and digital frames in Beijing airport were negatively impacted. Due to less revenue contribution from Beijing airport, which had the highest average advertising revenue per time slot sold (or the “ASP”) among all the airports and accounted for a significant percentage of the revenues in the previous quarter, the ASPs of our digital frames and digital TV screens in airports decreased quarter-over-quarter.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the third quarter of 2008 grew 88.1% year–over-year to US$13.1 million and remained approximately unchanged from the previous quarter. The year-over-year increase was primarily due to the increase in the number of time slots sold and the increase of the ASP. The slight quarter-over-quarter decrease was primarily due to the slight decrease in ASP, which was offset by the increase in the number of time slots sold. Please refer to “Summary of Selected Operating Data” for detailed definitions.

The ASP for the third quarter of 2008 increased 49.3% year-over-year to US$1,631 due to the increase in listing prices of digital TV screens in the fourth quarter of 2007 and the first quarter of 2008, as well as fewer discounts offered to our customers from the first quarter of 2008 onwards. The ASP for the third quarter of 2008 decreased 0.8% quarter-over-quarter from US$1,644 in the second quarter of 2008 due to the Olympic Impact as explained above.

The number of time slots sold increased 26.0% year-over-year and 0.3% quarter-over-quarter to 8,019 time slots. The year-over-year increase was primarily due to continued sales efforts and growing acceptance of AirMedia’s digital media by advertisers. The number of time slots available for sale increased 32.7% year-over-year and 1.2% quarter-over-quarter to 25,275 time slots in the third quarter of 2008. The year-over-year increase of the number of time slots available for sale was due to the increase of airports in operation which increased from 37 airports at the end of the third quarter of 2007, to 41 airports at the end of the third quarter of 2008. The quarter-over-quarter increase of the number of time slots available for sale was due to the full-quarter operation time of the two additional airports which started operation in the middle of the previous quarter. With an extensive network of airports already in place, the increase of the number of time slots available for sale going forward will be minimal, allowing management to focus on maximizing the value of time slots sold. The utilization rate for the third quarter of 2008 decreased 1.7 percentage points year-over-year and 0.3 percentage points quarter-over-quarter to 31.7% primarily due to the increase of the number of time slots available for sale.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the third quarter of 2008 grew 158.3% year-over-year and 42.1% quarter-over-quarter to US$6.6 million due to the increase of ASP and the increase in the number of time slots sold. The ASP for the third quarter of 2008 increased 64.8% year-over-year and 15.8% quarter-over-quarter to US$22,930. The year-over-year increase of ASP was due to the increase of the listing prices and fewer discounts offered. The quarter-over-quarter increase of ASP was due to more time slots sold on the top three airlines, especially on Air China, which had higher-than-average ASPs, and fewer discounts offered.

The number of time slots sold increased 56.8% year-over-year and 22.7% quarter-over-quarter to 287 time slots. The year-over-year and quarter-over-quarter increases were primarily due to continued sales efforts, growing acceptance of AirMedia’s digital media by advertisers and advertisers’ budget transfer to airlines due to the Olympic Impact, especially to Air China, which was the official carrier of the Olympic Games but had no sales limitation for non-Olympic Sponsors. The number of time slots available for sale in the third quarter of 2008 increased 6.8% year-over-year to 468 time slots and remained unchanged from the previous quarter. The year-over-year increase of time slots available for sale was because AirMedia added additional three minutes of advertising time on China Southern Airlines in September 2007 and additional three minutes of advertising time on Air China in March 2008. The utilization rate for the third quarter of 2008 increased 19.6 percentage points year-over-year and 11.4 percentage points quarter-over-quarter to 61.4%.

Revenues from digital frames in airports

Revenues from digital frames in airports for the third quarter of 2008 decreased 7.7% quarter-over-quarter to US$10.1 million due to the decrease of ASP. Revenues from digital frames in airports was nil in the same period one year ago. The ASP of digital frames for the third quarter of 2008 decreased 66.6% quarter-over-quarter to US$3,049 due to the Olympic Impact in Beijing Capital International Airport as explained above and the significant increase in the time slots sold in other airports which have lower ASPs.

The number of time slots sold increased 176.7% quarter-over-quarter to 3,317 time slots due to continued sales efforts and growing acceptance of AirMedia’s digital frames by advertisers and advertisers’ budget transfer to digital frames in other airports due to the Olympic Impact. The number of time slots available for sale increased 63.0% quarter-over-quarter to 17,086 time slots primarily due to the commencement of operations of digital frames in additional three airports during the third quarter, the full-quarter operation of the digital frames in 15 airports, which started operation in the middle of the second quarter, and additional product line of digital frames added in three existing airports, which previously only had either TV-attached digital frames or stand-alone digital frames. The number of AirMedia’s airport operating digital frames was 19 airports in the third quarter, up from 16 airports at the end of the second quarter. The utilization rate of digital frames for the third quarter increased to 19.4% from 11.4% in the previous quarter due to the increase of time slots available for sale.

Revenues from billboards on gate bridges in airports

In July 2008, AirMedia entered into definitive agreements to acquire 100% of the equity interest in Excel Lead International Limited, or Excel Lead, and 80% of the equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon, which operate the billboard advertising business on gate bridges in 10 airports in mainland China.

From August 2008, AirMedia started to consolidate the revenues of the acquired billboard advertising business on gate bridges in airports. Revenues from billboards on gate bridges in airports were US$1.9 million for the third quarter of 2008, which were not at normal levels because billboards on gate bridges in Beijing Capital International Airport, which accounted for a significant percentage of revenues from gate bridges, were also limited to be sold to Olympic Sponsors during the Olympic Period. AirMedia expects its revenues to rebound in the fourth quarter.

Please refer to “Summary of Selected Operating Data” for more operating data.

Business tax and other sales tax for the third quarter of 2008 was US$1.4 million, representing a year-over-year increase of 181.4% from US$488,000 and a quarter-over-quarter increase of 6.8% from US$1.3 million in line with the increase in total revenues.

Net revenues for the third quarter of 2008 reached US$32.3 million, representing a year-over-year increase of 219.0% from US$10.1 million and a quarter-over-quarter increase of 13.5% from US$28.5 million. The year-over-year and quarter-over-quarter increases were due to the increase of total revenues.

Cost of Revenues

Cost of revenues for the third quarter of 2008 was US$20.5 million, representing a year-over-year increase of 293.8% from US$5.2 million and a quarter-over-quarter increase of 17.2% from US$17.5 million. The year-over-year and quarter-over-quarter increases of cost of revenues were primarily due to the increase of concession fees in connection with the expansion of AirMedia’s business. Cost of revenues as a percentage of net revenues in the third quarter of 2008 was 63.4%, a year-over-year increase from 51.4% in the same period one year ago and a quarter-over-quarter increase from 61.4% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, billboards on gate bridges and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with an annual escalation. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which are generally between three and five years. Concession fees for the third quarter of 2008 were US$14.3 million, which included concession fees of AirMedia’s digital media of US$12.1 million and concession fees of its acquired traditional billboards on gate bridges of US$2.2 million, representing a year-over-year increase of 372.0% from US$3.0 million due to additional concession right contracts entered into during the year and a quarter-over-quarter increase of 25.5% from US$11.4 million primarily due to the consolidated concession fees of acquired billboard advertising business on gate bridges for two months.

Concession fees as a percentage of net revenues in the third quarter of 2008 increased to 44.2% from 29.9% in the same period one year ago and 40.0% in the previous quarter. The year-over-year increase was because AirMedia obtained additional concession rights to further grow its business and revenues. The quarter-over-quarter increase was primarily due to the consolidated concession fees of acquired billboard advertising business on gate bridges.

Gross Profit

Gross profit for the third quarter of 2008 was US$11.8 million, representing a year-over-year increase of 140.0% from US$4.9 million and a quarter-over-quarter increase of 7.6% from US$11.0 million.

Gross profit as a percentage of net revenues for the third quarter of 2008 was 36.6%, compared to 48.6% in the same period one year ago and 38.6% in the previous quarter. The year-over-year decrease of gross profit as a percentage of net revenues was because

AirMedia obtained additional concession rights to further grow its business and revenues while it takes some time to ramp up revenues from these new concession rights contracts. The quarter-over-quarter decrease of gross profit as a percentage of net revenues was because of the sales limitation due to the Olympic Games and the consolidation of the billboard advertising business on gate bridges which has lower gross margin than digital media.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentage):

	Quarter Ended September 30, 2008	% of Net Revenues	Quarter Ended June 30, 2008	% of Net Revenues	Quarter Ended September 30, 2007	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	2,276	7.0%	2,110	7.4%	1,146	11.3%	98.6%	7.9%
General and administrative expenses	3,420	10.6%	2,849	10.0%	19,135	188.8%	-82.1%	20.0%

Total operating expenses	5,696	17.6%	4,959	17.4%	20,281	200.1%	-71.9%	14.9%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	4,264	13.2%	3,769	13.2%	1,886	18.6%	126.1%	13.1%

Total operating expenses for the third quarter of 2008 were US$5.7 million, representing a year-over-year decrease of 71.9% from US$20.3 million and a quarter-over-quarter increase of 14.9% from US$5.0 million.

Total operating expenses for the third quarter of 2008 included share-based compensation expenses of US$1.0 million, compared to share-based compensation expenses of US$18.3 million in the same period one year ago. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the third quarter of 2008 were US$4.3 million, representing a year-over-year increase of 126.1% from US$1.9 million and a quarter-over-quarter increase of 13.1% from US$3.8 million. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets as a percentage of net revenues (non-GAAP) in the third quarter of 2008 decreased to 13.2% from 18.6% in the same period one year ago and remained approximately unchanged from the previous quarter.

Selling and marketing expenses for the third quarter of 2008 were US$2.3 million including $233,000 of share-based compensation expenses, representing a year-over-year increase of 98.6% from US$1.1 million and a quarter-over-quarter increase of 7.9% from US$2.1 million. The year-over-year increase was primarily due to the expansion of the direct sales force and share-based compensation expenses in connection with the employee stock options granted on July 2, July 20, and November 29, 2007. The quarter-over-quarter increase was primarily due to the expansion of the direct sales force.

General and administrative expenses for the third quarter of 2008 were US$3.4 million including $771,000 of share-based compensation expenses, representing a year-over-year decrease of 82.1% from US$19.1 million and a quarter-over-quarter increase of 20.0% from US$2.8 million. The year-over-year decrease was primarily because that there was a one-time share-based compensation expense of US$17.5 million included in the third quarter of 2007 in connection with the one-time share transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of the company to Mr. Herman Man Guo in recognition of his service as Chairman and Chief Executive Officer. The quarter-over-quarter increase was primarily due to higher amortization of acquired intangible assets of US$357,000 in connection with the acquisitions of the billboard advertising business on gate bridges.

Income from Operations

Income from operations for the third quarter of 2008 was US$6.1 million, compared to a loss from operations of US$15.4 million in the same period one year ago, and representing a quarter-over-quarter increase of 1.6% from US$6.0 million.

Income from operations excluding share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the third quarter of 2008 was US$7.6 million, representing a year-over-year increase of 148.7% from US$3.0 million and a quarter-over-quarter increase of 4.7% from US$7.2 million. Operating margin excluding the effect of share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the third quarter of 2008 was 23.4%, as compared to 30.0% in the same period one year ago and 25.4% in the previous quarter.

Income Tax Expense/Benefit

Income tax expense for the third quarter of 2008 was US$6,000, compared to income tax expense of US$51,000 in the same period one year ago and income tax benefit of US$74,000 in the previous quarter. The effective income tax rate for the third quarter of 2008 was 0.1%, as compared to a negative 0.3% in the same period one year ago and a negative 1.0% in the previous quarter primarily because the most profitable entities of AirMedia are currently enjoying preferential tax holidays.

Net Income

Net income for the third quarter of 2008 was US$7.5 million, compared to net loss of US$15.3 million in the same period one year ago, and representing a quarter-over-quarter increase of 1.8% from US$7.3 million. The basic income per ADS for the third quarter of 2008 was US$0.11, compared to basic loss per ADS of US$0.54 in the same period one year ago and basic income per ADS of US$0.11 in the previous quarter. The diluted income per ADS for the third quarter of 2008 was US$0.11, compared to diluted loss per ADS of US$0.54 in the same period one year ago and diluted income per ADS of US$0.11 in the previous quarter.

Adjusted net income (non-GAAP) for the third quarter of 2008, which is net income excluding share-based compensation expenses and amortization of acquired intangible assets, was US$8.9 million, representing a year-over-year increase of 183.1% from US$3.1 million and a quarter-over-quarter increase of 4.4% from US$8.5 million. Basic adjusted net income per ADS (non-GAAP) for the third quarter of 2008 was US$0.13, compared to basic adjusted net income per ADS of US$0.10 in the same period one year ago and basic adjusted income per ADS of US$0.13 in the previous quarter. Diluted adjusted income per ADS (non-GAAP) for the third quarter of 2008 was US$0.13, compared to diluted adjusted net income per ADS of US$0.10 in the same period one year ago and diluted adjusted net income per ADS of US$0.12 in the previous quarter.

Please refer to the attached table for a reconciliation of net income and basic and diluted net income per ADS under US GAAP to adjusted net income and basic and diluted adjusted income per ADS.

Other Recent Developments

On October 31, 2008, AirMedia received an award from Deloitte for being recognized as one of the fastest growing companies in China in Deloitte Technology Fast 50 China 2008 program. AirMedia ranked Number 6 in this year’s program.

In August, AirMedia entered into an exclusive agency agreement to be the sole sales agent in mainland China to sell advertisements on both the international and domestic routes operated by Dragonair and Cathay Pacific Airways from August 2008 to December 31, 2010. According to the agreement, Airmedia obtained certain attractive discounts off the listing prices of advertisements on the digital TV screens on airplanes of Dragonair and Cathay Pacific. AirMedia can sell these times slots to its well-based customers at a premium without any prepaid fees. Payments of the already-displayed advertisements during the month will be made on a monthly basis. The revenue to be generated from this new agreement is agency commission in nature, different from other AirMedia’s airlines. There was no revenue contribution from this new agency commission model in the third quarter of 2008.

In the third quarter of 2008, AirMedia started operating digital frames in additional three airports, including TV-attached digital frames in two airports located in Xi’an and Xiamen, and stand-alone digital frames in three airports located in Xi’an, Xiamen and Qingdao. This expanded AirMedia’s digital frame network airports to 19. In addition, AirMedia also started operating TV-attached digital frames in Chongqing Jiangbei Airport, which already had stand-alone digital frames in operation, and started operating stand-alone digital frames in airports located in Nanjing and Jinan, which already had TV-attached digital frames in operation.

In July 2008, AirMedia succeeded in a highly competitive selection process and obtained the exclusive concession rights from Wenzhou Yongqiang Airport to operate all digital and traditional media formats in both the old and new terminals of Wenzhou Airport until December 31, 2013. Wenzhou is a city located in Zhejiang province with the third highest average disposable income of residents among all the cities in mainland China. AirMedia will make a comprehensive advertising media plan for Wenzhou Airport and pay concession fees to operate all these media exclusively. With this new concession rights, AirMedia now has concession rights to operate digital TV screens in all of the top 30 airports in China.

Business Outlook

In AirMedia’s previously announced full year guidance, it expected that its total revenues for 2008 would be in an amount ranging from US$122.4 million to US$ 126.4 million. As a result of AirMedia’s performance in the first three quarters of 2008 and anticipated performance in the fourth quarter of 2008, AirMedia is raising its full year guidance of total revenues for 2008 to an amount ranging from US$125.1 million to US$127.1 million, representing a year-over-year increase of 186.8% to 191.4% from fiscal year 2007.

AirMedia currently expects that its total revenues for the fourth quarter of 2008 will be in an amount ranging from US$40.0 million to US$42.0 million, representing a year-over-year increase of 145.6% to 157.9% from the same period in 2007.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to our Safe Harbor Statement for the factors which could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended September 30, 2008		Quarter Ended June 30, 2008		Quarter Ended September 30, 2007		YOY Growth Rate	QOQ Growth Rate
Digital TV screens in airports
Number of airports in operation		41		41		37	10.8%	0.0%
Number of time slots available for sale (1)		25,275		24,982		19,050	32.7%	1.2%
Number of time slots sold (3)		8,019		7,993		6,364	26.0%	0.3%
Utilization rate (4)		31.7%		32.0%		33.4%	-1.7%	-0.3%
Average advertising revenue per time slot sold (5)	US$	1,631	US$	1,644	US$	1,092	49.3%	-0.8%

Digital TV screens on airplanes
Number of airlines in operation		9		9		9	0.0%	0.0%
Number of time slots available for sale (1)		468		468		438	6.8%	0.0%
Number of time slots sold (3)		287		234		183	56.8%	22.7%
Utilization rate (4)		61.4%		50.0%		41.8%	19.6%	11.4%
Average advertising revenue per time slot sold (5)	US$	22,930	US$	19,799	US$	13,916	64.8%	15.8%

Digital frames in airports
Number of airports in operation		19		16		N/A	N/A	18.8%
Number of time slots available for sale (2)		17,086		10,483		N/A	N/A	63.0%
Number of time slots sold (3)		3,317		1,199		N/A	N/A	176.7%
Utilization rate (4)		19.4%		11.4%		N/A	N/A	8.0%
Average advertising revenue per time slot sold (5)	US$	3,049	US$	9,138		N/A	N/A	-66.6%

Notes: (1) We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2) After our adjustment of time-slot length in mid May, we define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each advertising cycle on a weekly basis in a given airport. Our airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3) Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4) Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5) Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.

The ASP of digital frames for the third quarter of 2008 decreased 66.6% quarter-over-quarter to US$3,049 due to the Olympic Impact in Beijing Capital International Airport as explained above and the significant increase in the time slots sold in other airports which have lower ASPs.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the third quarter 2008 earnings at 7:00 PM U.S. Eastern Time on November 6, 2008 (4:00 PM U.S. Pacific Time on November 6, 2008; 8:00 AM Beijing/Hong Kong time on November 7, 2008).

AirMedia’s management team will be on the call to discuss the financial results and highlights and to answer questions. The toll-free number for U.S. participants is +1 888 396 2386. The toll number for UK participants is +44 207 365 8426. The toll number for Hong Kong participants is +852 3002 1672. The toll number for other international participants is +1 617 847 8712. The pass code for all participants is AMCN.

A replay of the call will be available for 1 week between 8:00 pm Eastern Time on November 6, 2008, and 8:00 pm Eastern Time on November 13, 2008. The toll-free number for U.S callers is +1 888 286 8010 and the dial-in number for international callers is +1 617 801 6888. The pass code for the replay is 95108920.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the AirMedia corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude certain special items, including (1) amortization of non-cash stock-based compensation expense, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s current operating performance and future prospects in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Income/(Loss) and EPS and non-GAAP Adjusted Income/(Loss) and EPS” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including all of the 30 largest airports in China. AirMedia also has contractual concession rights to operate TV-attached digital frames ranging from 46 to 52 inches and stand-alone digital frames ranging from 63 to 82 inches in 19 major airports. In addition, AirMedia has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China, and the exclusive rights in mainland China to sell advertisements on Cathay Pacific Airline and Dragonair’s routes. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, shuttle bus displays and billboards on gate bridges. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Investor Relations Director

AirMedia Group, Inc.

Tel: 86-10-8460-8678

Email: ir@airmedia.net

Cynthia He

Brunswick Group

Tel: 86-10-84608678

Email: airmedia@brunswickgroup.com

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	Sept. 30, 2008	Dec. 31, 2007
Assets
Current assets:
Cash	177,649	210,915
Short-term investment	736	—
Accounts receivable, net	39,022	13,478
Prepaid concession fees	14,501	13,130
Other current assets	11,363	2,393
Deferred tax assets - current	251	95

Total current assets	243,522	240,011
Acquired intangible assets, net	9,679	4,862
Property and equipment, net	53,565	15,985
Long-term deposits	10,079	4,706
Long-term investment	1,609	788
Deferred tax assets - non-current	730	507

TOTAL ASSETS	319,184	266,859

Liabilities
Current liabilities:
Accounts payable	13,979	4,666
Accrued expenses and other current liabilities	6,245	1,309
Deferred revenue	3,274	1,712
Income tax payable	390	32
Amounts due to related parties	—	11

Total current liabilities	23,888	7,730

Non-current liabilities:
Deferred tax liability - non-current	2,830	1,527

Total liabilities	26,718	9,257

Minority interest	180	(3)
Shareholders’ equity
Ordinary shares	134	133
Additional paid-in capital	267,187	263,130
Statutory reserve	1,782	1,782
Accumulated earning/(deficiency)	11,612	(10,317)
Accumulated other comprehensive income	11,571	2,877

Total shareholders’ equity	292,286	257,605

TOTAL LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY	319,184	266,859

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	Sept. 30, 2008	Jun. 30, 2008	Sept. 30, 2007
Revenues	33,708	29,774	10,625
Business tax and other sales tax	(1,373)	(1,285)	(488)
Net revenues	32,335	28,489	10,137
Cost of revenues	20,499	17,486	5,206
Gross profit	11,836	11,003	4,931
Operating expenses:
Selling and marketing *	2,276	2,110	1,146
General and administrative *	3,420	2,849	19,135
Total operating expenses	5,696	4,959	20,281
Income/(loss) from operations	6,140	6,044	(15,350)
Interest income	1,122	1,218	303
Other income, net	428	135	—
Income/(loss) before income taxes and minority interest	7,690	7,397	(15,047)
Income tax expense/ (benefit)	6	(74)	51
Net income/(loss) before minority interest	7,684	7,471	(15,098)
Minority interest	(102)	(6)	3
Loss of equity accounting investment	(119)	(137)	(158)
Net income / (loss)	7,463	7,328	(15,253)
Deemed dividend on series A convertible redeemable preferred shares- Accretion of redemption premium	—	—	(361)
Deemed dividend on series B convertible redeemable preferred shares- Accretion of redemption premium	—	—	(1,302)
Net income/(loss) attributable to holders of ordinary shares	7,463	7,328	(16,916)
Net Income allocated for computing EPS Ordinary shares - Basic	7,463	7,328	(16,916)
Net Income allocated for computing EPS preferred A shares - Basic	—	—	361
Net Income allocated for computing EPS preferred B shares - Basic	—	—	1,302
Net income used in calculating Income per ordinary share—diluted	7,463	7,328	(16,916)
Net income/(loss) per ordinary share
- basic	$0.06	$0.05	$(0.27)
- diluted	$0.05	$0.05	$(0.27)
Net income/(loss) per ADS
- basic	$0.11	$0.11	$(0.54)
- diluted	$0.11	$0.11	$(0.54)
Net income per Series A preferred share	—	—	$0.01
Net income per Series B preferred share	—	—	$0.08
Weighted average ordinary shares outstanding used in computing net income per ordinary share - basic	133,680,775	133,454,562	62,617,391
Weighted average ordinary shares outstanding used in computing net income per ordinary share - diluted	138,054,496	139,116,185	62,617,391
share used in calculating net income/(loss) per Series A preferred share—basic	—	—	37,382,609
share used in calculating net income/(loss) per Series B preferred share—basic	—	—	16,000,000
* share-based compensation charges included are as follow:
Selling and marketing	233	260	100
General and administrative	771	861	18,231

AirMedia Group Inc.

RECONCILIATION OF GAAP NET INCOME AND EPS TO NON-GAAP ADJUSTED NET INCOME AND EPS

(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	Sept. 30, 2008	Jun. 30, 2008	Sept. 30, 2007
GAAP net income attributable to shareholders	7,463	7,328	(15,253)
Amortization of acquired intangible assets	428	69	64
Share-based compensation	1,004	1,121	18,331

Adjusted net income	8,895	8,518	3,142

Basic adjusted net income per share	$0.07	$0.06	$0.05
Diluted adjusted net income per share	$0.06	$0.06	$0.05

Basic adjusted net income per ADS	$0.13	$0.13	$0.10
Diluted adjusted net income per ADS	$0.13	$0.12	$0.10

Shares used in computing adjusted basic net income per share	133,680,775	133,454,562	62,617,391
Shares used in computing adjusted diluted net income per share	138,054,496	139,116,185	62,617,391

Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADS used in GAAP basic and diluted EPS calculation, where the number of shares and ADS is adjusted for dilution due to share-based compensation plan.

Exhibit 99.2

AirMedia Announces Appointment of New Independent Directors

Beijing, China – November 6, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), operator of the largest digital media network in China dedicated to air travel advertising, today announced the appointment of Mr. Junjie Ding and Mr. Songzuo Xiang as independent directors to the board, replacing Mr. Zhenyu Wang and Ms. Xiaojun Shang.

Herman Man Guo, AirMedia’s Chairman and Chief Executive Officer said, “We warmly welcome Mr. Xiang and Mr. Ding to our board of directors, and I am confident that AirMedia will benefit greatly from the depth of experience they bring. We are pleased to now have audit and compensation committees comprising solely independent directors, which reflects AirMedia’s commitment to strong corporate governance. I would also like to express our deepest appreciation for the contributions of our departing directors, Ms. Xiaojun Shang and Mr. Zhenyu Wang.”

Mr. Songzuo Xiang joined AirMedia’s audit committee, replacing Mr. Xiaoya Zhang, AirMedia’s President, who will remain a member of the board. Mr. Junjie Ding joined AirMedia’s compensation committee, replacing Herman Man Guo, who will remain the Chairman of the Board.

Mr. Ding is a vice president of the Communication University of China and the deputy officer of the China Advertising Association of Commerce. With nearly 20 years of experience in the media and advertisement industry, Mr. Ding is the editor of various periodicals, such as International Advertising and the Annual Book of Chinese Advertising Works. He received his Ph.D. degree in communications in 2003 from the Communication University of China.

Dr. Songzuo Xiang previously served as the Deputy Director of the Fund Planning Department at the People’s Bank of China Shenzhen Branch and was an investment manager at Shenzhen Resources & Property Development Group. He was a visiting scholar at Columbia University from May 1999 to July 2000 and at Cambridge University from October 1998 to May 1999. Dr. Xiang received his Master’s degree in International Affairs from Columbia University, his Master’s degree in Management Science and his Ph.D. degree in Economics from Renmin University of China.

With these changes, AirMedia’s Board of Directors now comprises seven members including four independent and three non-independent directors, and each of its Audit Committee and its Compensation Committee is composed of three independent directors.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including all of the 30 largest airports in China. AirMedia also has contractual concession rights to operate TV-attached digital frames ranging from 46 to 52 inches and stand-alone digital frames ranging from 63 to 82 inches in 19 major airports. In addition, AirMedia has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China, and the exclusive rights in mainland China to sell advertisements on Cathay Pacific Airline and Dragonair’s routes. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, shuttle bus displays and billboards on gate bridges. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Raymond Huang

Investor Relations Director

AirMedia Group, Inc.

Tel: 86-10-8460-8678

Email: ir@airmedia.net

Cynthia He

Brunswick Group

Tel: 86-10-84608678

Email: airmedia@brunswickgroup.com